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August 13, 2021

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn:      Ms. Karen Rossotto
Ms. Christina DiAngelo Fettig

Re:	The Mexico Equity and Income Fund, Inc. Registration Statement on Form N-2 File Nos. 811-06111; 333-255543

Dear Ms. Rossotto and Ms. Fettig:

On behalf of The Mexico Equity and Income Fund, Inc. (the “Fund”), we submit this letter in response to comments received via teleconference on August 9, 2021, from Christina DiAngelo-Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”) with respect to Pre-Effective Amendment No. 1 (“PEA No.1”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).  The Registration Statement was filed with the SEC on April 27, 2021 (Accession No.: 0000894189-21-002409) and PEA No.1 was filed with the SEC on August 6, 2021 (Accession No.: 0000894189-21-005084).

The Fund has considered your comments and has authorized us to make the responses below and to make any changes discussed below in a Rule 497 definitive filing. Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.  We have set forth below, in bold face type, the text of the comment, followed by the Fund’s response:

1.	Please confirm that changes responsive to the Staff’s additional comments on the Registration Statement will be made in a Rule 497 definitive filing.
Response:  The Fund confirms that it will make changes responsive to the Staff’s additional comments in a Rule 497 definitive filing.

Blank Rome LLP | blankrome.com

August 13, 2021

2.
The Staff notes that the “Other Expenses” percentage (and the “Total Annual Expenses” percentage) included in the expense table on page 5 of the prospectus was lower in PEA No. 1 than the percentage included in the Registration Statement.  As no changes were made to the footnote describing how the “Other Expenses” amount was determined, please explain the decrease.

Response:  The “Other Expenses” percentage in the Registration Statement inadvertently included the offering expenses.  In PEA No. 1, the offering expenses were not included in “Other Expenses” but were instead listed separately in the “Shareholder Transaction Expenses” section of the expense table.  As a result, the “Other Expenses” percentage and the “Total Annual Expenses” percentage included in the expense table were lower in PEA No. 1.

3.
Please add a footnote to the applicable items in the semi-annual period column of the Financial Highlights table on page 16 of the prospectus indicating the amounts in the column which are “annualized”.

Response:  The requested footnote will be added where applicable.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy Margaret M. Murphy